Monopar Therapeutics Inc.

1000 Skokie Blvd., Suite 350

Wilmette, Illinois 60091

October 2, 2019

VIA EDGAR

US Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:
Monopar Therapeutics Inc.
   Registration Statement on Form S-1
   File No. 333-233303

Ladies and Gentlemen:

In prior correspondence, dated September 30, 2019, Monopar Therapeutics Inc. (the “Company”) requested that the above-referenced Registration Statement be declared effective at 4 p.m., Eastern time, on October 2, 2019 (the “Acceleration Request”). The Acceleration Request is hereby withdrawn by the Company.

Please contact John Harrington of Baker & Hostetler LLP at (216) 861-6697 with any questions regarding the foregoing.

  Very truly yours,

Monopar Therapeutics Inc.

By:	/s/ Chandler D. Robinson
Name: Chandler D. Robinson
Title: Chief Executive Officer